Mail Stop 7010

      September 12, 2005

Mr. Kent Lufkin
TF Financial Corporation
3 Penns Trail
Newtown, Pennsylvania 18940

      Re:	TF Financial Corporation
		Form 10-K for the year ended December 31, 2004
      Filed March 30, 2005
      File No. 0-24168

Dear Mr. Lufkin:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Exhibit 13
Report of Independent Registered Public Accounting Firm, page 17

1. We note the fourth paragraph of your auditors` report states that
Grant Thornton expressed an unqualified opinion on management`s assertion that Third Federal Bank maintained effective internal control over financial reporting. Please explain this statement to us in light of the fact that your Form 10-K does not contain management`s report on internal control over financial reporting, and your certifications filed as Exhibit 31 do not contain paragraph 4(b)
referring to internal control over financial reporting. If management did an annual assessment of internal control over financial reporting as of December 31, 2004, please amend your Form
10-K to provide management`s report on internal control over financial reporting and to correct the language in your certifications. Refer to Item 308 of Regulation S-K. If management did not assess your internal control over financial reporting as of
December 31, 2004, please amend your Form 10-K to remove this language from your auditors` report.


Form 10-Q for the Six Months Ended June 30, 2005

Controls and Procedures, page 17

2. We read that your disclosure controls and procedures were effective as of June 30, 2005 and that there was no change in your internal control over financial reporting. Please tell us how you reached these conclusions in light of your Supervisory Agreement with the Office of Thrift Supervision and the circumstances which preceded it. Please also tell us what consideration you gave to revising your
Controls and Procedures disclosures in prior periodic filings in light of this regulatory agreement and the circumstances which preceded it.

3. We read that your disclosure controls and procedures are effective
"to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." Please confirm to us, if true, that at December 31, 2004, March 31,
2005, and June 30, 2005, your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please revise future filings to either provide the entire definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) or to state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition.

*	*	*

		As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, the undersigned at (202) 551-3768.

      Sincerely,



      John Cash
      Accounting Branch Chief
Mr. Kent Lufkin
TF Financial Corporation
September 12, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE